SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)*

NeuMedia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

 (Title of Class of Securities)

562565101

 (CUSIP Number)
Robert S. Ellin
c/o Trinad Management, LLC
2000 Avenue of the Stars, Suite 410
Los Angeles, California 90067
(310) 601-2500

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		Trinad Capital Master Fund, Ltd.
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		Cayman Islands
		Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	19,574,059 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	19,574,059 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
19,574,059 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
38.49%
14	Type of Reporting Person (see instructions)
CO
(1) Includes: (a) 4,293,160 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 10,000,000 shares of common stock issuable upon conversion of a convertible note issued by NeuMedia, Inc. (the “Company”) with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Trinad Management, LLC
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		Delaware
		Sole Voting Power
Number of	7	100,000 (1)
Shares		Shared Voting Power
Beneficially by	8	19,574,059 (2)
Owned by Each		Sole Dispositive Power
Reporting	9	100,000 (1)
Person With		Shared Dispositive Power
	10	19,574,059 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
19,674,059 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
38.61%
14	Type of Reporting Person (see instructions)
IA
(1)  Represents 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, assuming a conversion price of $1.00 per share.

(2) Includes: (a) 4,293,160 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 10,000,000 shares of common stock issuable upon conversion of a convertible note issued by the Company with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Trinad Capital LP
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		Delaware
		Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	19,147,351 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	19,147,351 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
19,147,351 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
37.65%
14	Type of Reporting Person (see instructions)
PN
(1)  Includes: (a) Trinad Capital LP’s prorata portion of the 4,293,160 shares of common stock owned by Trinad Capital Master Fund, Ltd., (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 10,000,000 shares of common stock issuable upon conversion of a convertible note issued by the Company with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Trinad Advisors II, LLC
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		Delaware
		Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	19,147,351 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	19,147,351 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
19,147,351 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
37.65%
14	Type of Reporting Person (see instructions)
OO
(1)  Includes: (a) Trinad Capital LP’s prorata portion of the 4,293,160 shares of common stock owned by Trinad Capital Master Fund, Ltd., (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 10,000,000 shares of common stock issuable upon conversion of a convertible note issued by the Company with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Robert S. Ellin
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		United States
		Sole Voting Power
Number of	7	500,000 (1)
Shares		Shared Voting Power
Beneficially by	8	19,674,059 (2)
Owned by Each		Sole Dispositive Power
Reporting	9	500,000 (1)
Person With		Shared Dispositive Power
	10	19,674,059 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
20,174,059 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
39.21%
14	Type of Reporting Person (see instructions)
IN
(1)  Includes fully-vested options to purchase common stock.

(2)  Includes: (a) 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, assuming a conversion price of $1.00 per share, (b) 4,293,160 issued and outstanding shares of common stock, (c) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (d) 10,000,000 shares of common stock issuable upon conversion of a convertible note issued by the “Company” with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (e) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share.

CUSIP No. 562565101

Introductory Statement

This Statement on Schedule 13D constitutes Amendment No. 4 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 30, 2005, as amended (together, the “Schedule 13D”). Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D and its subsequent amendments, remains in effect.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of the Issuer. The principal executive offices of the Issuer are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.

Item 2. Identity and Background

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and indirectly owned by Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual and Co-Chairman of the Board of the Issuer, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC.  Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Ellin is the managing member of Trinad Management, LLC which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons”.

Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Since the date of the filing of Amendment No. 3 to the Statement on Schedule 13D, Trinad Capital Master Fund, Ltd. used $1,500,000 of its working capital to lend to the Issuer in return for (a) a convertible promissory note with an aggregate principal amount of $1,500,000 and which is initially convertible into 10,000,000 shares of common stock of the Issuer and (b) a warrant to purchase 5,000,000 shares of common stock of the Issuer at an exercise price of $0.25 per share.

Item 4. Purpose of Transaction

This Amendment is being filed to report the acquisition of additional shares of Common Stock of the Issuer purchased in a private offering of securities by the Issuer in connection with that certain Letter Agreement, dated June 21, 2010 (the “Letter Agreement”), pursuant to which, among other things, the Reporting Persons lent the Issuer $1,500,000 in return for (a) a convertible promissory note with an aggregate principal amount of $1,500,000 and which is initially convertible into 10,000,000 shares of common stock of the Issuer and (b) a warrant to purchase 5,000,000 shares of common stock of the Issuer at an exercise price of $0.25 per share.  The Reporting Persons consummated the acquisition of shares of Common Stock of the Issuer for the purpose of making an investment in the Issuer.

The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending additional candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a)  Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 19,574,059 shares of the Common Stock, representing approximately 38.49% of the Common Stock of the Issuer, which includes (a) 4,293,160 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 10,000,000 shares of common stock issuable upon conversion of a convertible note issued by Issuer with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share..

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) is deemed the beneficial owner of 19,674,059 shares of the Common Stock which includes 19,574,059 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. and 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, assuming conversion price $1.00 per share, representing, in the aggregate, approximately 38.61% of the Common Stock of the Issuer.  Trinad Management, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC is deemed the beneficial owner of 20,174,059 shares of the Common Stock which includes 19,574,059 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., 100,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock held by Trinad Management LLC, and options to purchase 500,000 shares of Common Stock of the Issuer owned by Mr. Ellin individually, representing, in the aggregate, approximately 39.21% of the Common Stock of the Issuer .  Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Trinad Capital LP (as the owner of 84.53% of the shares of Trinad Capital Master Fund, Ltd. as of June 30, 2010) and Trinad Advisors II, LLC (as the general partner of  Trinad Capital LP), are each deemed the beneficial owner of (a) 3,866,452 shares of Common Stock of the Issuer (representing 84.53% of the shares of the 4,293,160 shares of the Common Stock held directly, and not through a derivative security, by Trinad Capital Master Fund, Ltd.), (b) 280,899 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd., at an exercise price of $2.67 per share, (c) 10,000,000 shares of common stock issuable upon conversion of a convertible note issued by the Company with an aggregate principal amount of $1,500,000 held by Trinad Capital Master Fund, Ltd., and (d) 5,000,000 shares of common stock issuable upon exercise of warrants held by Trinad Capital Master Fund, Ltd. at an exercise price of $0.25 per share, representing, in the aggregate, approximately 37.65% of the Common Stock of the Issuer.  Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trinad Capital LP, except to the extent of its pecuniary interest therein.

The percentages herein were calculated based on the 35,573,502 shares of the Issuer's common stock, $0.0001 par value, reported by the Issuer to be issued and outstanding as of July 14, 2010 in the Issuer’s latest 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on July 15, 2010 and otherwise in accordance with paragraphs (c) and (d) of Rule 13d-3 under the Exchange Act.

(b)  Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own, except that Mr. Ellin shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,000 shares of Common Stock underlying the options granted to Mr. Ellin on June 18, 2008 at an exercise price of $2.75 per share, upon their exercise.

(c)  On June 21, 2010, the Issuer sold and issued US$1.5 million of Senior Secured Convertible Notes due June 21, 2013 (the “Senior Secured Notes”) to the Reporting Persons (in addition to the sale of an addition US$1.0 million of Senior Secured Notes to another investor).  The Senior Secured Notes have a three year term and bear interest at a rate of 10% per annum payable in arrears semi-annually. Notwithstanding the foregoing, at any time on or prior to the 18th month following the original issue date of the Senior Secured Notes, the Issuer may, at its option, in lieu of making any cash payment of interest, elect that the amount of any interest due and payable on any interest payment date on or prior to the 18th month following the original issue date of the Senior Secured Notes be added to the principal due under the Senior Secured Notes. The accrued and unpaid principal and interest due on the Senior Secured Notes are convertible at any time at the election of the holder into shares of common stock of the Company at a conversion price of US$0.15 per share, subject to adjustment. The Senior Secured Notes are secured by a first lien on substantially all of the assets of the Issuer and its subsidiaries pursuant to the terms of that certain Guarantee and Security Agreement, dated as of June 21, 2010, among the Company, each of the subsidiaries thereof party thereto, the investors party thereto and Trinad Management. Pursuant to the terms of that certain Subordination Agreement, dated as of June 21, 2010, by and between Trinad Capital Master Fund, Ltd. and the Issuer (among other parties), the Senior Secured Notes are expressly senior in right of payment to a note that had been outstanding prior to the date on which the Senior Secured Notes were issued and that was amended and restated on such date.

Each purchaser of a New Senior Secured Note also received a warrant (“Warrant”) to purchase shares of common stock of the Company at an exercise price of US$0.25 per share, subject to adjustment.  The Reporting Persons received a Warrant with a five-year term to purchase 5,000,000 shares of common stock of the Issuer.

The Senior Secured Notes and Warrants were sold and issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) of the Securities Act.

Except as described above, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the investment in the Issuer by the Reporting Persons described in Item 5 above, the Issuer entered into the Letter Agreement.  In addition to the Issuer and the Reporting Persons, ValueAct SmallCap Master Fund, L.P. (“VAC”) is a party to the Letter Agreement, and the parties to the Letter Agreement agreed as follows:

(i)
If (a) an Insolvency Event (as defined in the Letter Agreement) with respect to the Issuer or its subsidiaries occurs, (b) the Issuer is in material default under a guaranty agreement issued by the Issuer to VAC, which default has not been cured after any applicable cure period, or (iii) Twistbox, a subsidiary of the Issuer, is in material default under the amended and restated promissory noted issued to VAC by the Issuer on June 21, 2010 (the “VAC Note”), which default has not been cured after any applicable cure period, then Mr. Ellin will immediately resign from all positions as an officer or director of the Issuer or any of its subsidiaries and shall not thereafter serve as an officer or director of the Issuer or any of its subsidiaries until such time as the VAC Note has been paid in full.

(ii)
Until such time as the VAC Note has been repaid in cash in full, Trinad Management, LLC, shall not elect to treat (nor accept any liquidation preference or other payment in connection with) any of the following transactions as a dissolution or winding up of the Issuer for purposes of Section 5 of the Certificate of Incorporation of the Issuer  (and the Company will not pay Trinad Management, LLC any liquidation preference or other payment in connection with): (a) any conversion of all or any portion of any Senior Secured Note into common stock of the Company; (b) the exercise of any Warrant and the issuance of any shares of capital stock of the Company in respect of such exercise, (c) the issuance of any capital stock or options, rights or warrants to purchase capital stock of the Company to Mr. Ellin, Trinad Management, LLC, or certain other specified investors or any of the affiliates of such investors.

(iii)
The Issuer shall use best efforts to obtain all necessary consents and shareholder approvals to, not later than September 21, 2010, amend Section 5 of the Certificate of Incorporation of the Issuer to provide that the transactions described in the immediately preceding paragraph shall not be treated as a dissolution or winding up of the Company (the “Charter Amendment”). Trinad Management, LLC and Mr. Ellin have agreed to cause to be voted all shares of capital stock held by them in favor of such amendment.

(iv)
Until such time as the VAC Note has been repaid in cash in full, none of Mr. Ellin, Trinad Management, LLC or the Issuer shall recommend or approve any amendment, modification or waiver of the Certificate of Incorporation of the Issuer if such action would result in (i) any change in the economic or other rights, preferences or privileges of the Series A Preferred Stock of the Issuer or (ii) the creation or issuance of any capital stock of the Issuer other than common stock or preferred stock that has no cash dividend or payment required to be made.

(v)	Until such time as the VAC Note has been repaid in cash in full, the Company shall not issue any additional shares of Series A Preferred Stock.

(vi)
Until the earlier of the effective date of the Charter Amendment and such time as the VAC Note has been repaid in cash in full, Trinad Management, LLC shall not sell, encumber, mortgage, hypothecate, assign, pledge transfer or otherwise dispose of, directly or indirectly, any shares of Series A Preferred Stock of the Issuer held by Trinad Management, LLC as of June 21, 2010; provided however, this shall not prohibit conversion of the Series A Preferred Stock into common stock of the Issuer.

Except as described herein or in other amendments to the 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

99.1 Form of Warrant issued to the Reporting Persons on June 21, 2010 (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed by NeuMedia, Inc. on June 23, 2010)
99.2 Letter Agreement between the Issuer and the Trinad Capital Master Fund, Ltd., dated August 11, 2010, amending the Warrant.
99.3 Form of Senior Secured Convertible Note issued to the Reporting Persons on June 21, 2010 (Incorporated by reference to Exhibit 10.11 of the Form 8-K filed by NeuMedia, Inc. on June 23, 2010)

99.4  Letter Agreement, dated as of June 21, 2010, between ValueAct SmallCap Master Fund, L.P., NeuMedia, Inc., Rob Ellin and Trinad Management, LLC. (Incorporated by reference to Exhibit 10.1 of the Form 8-K filed by NeuMedia, Inc. on June 23, 2010)

99.5 Joint Filing Agreement, dated August 11, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date:	August 10, 2010	Date:	August 10, 2010

TRINAD CAPITAL LP
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

Date:	August 10, 2010	Date:	August 10, 2010

/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date:	August 10, 2010

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).